SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: November 12, 2014 (Date of earliest event reported)

Commission File No.: 0-25969

RADIO ONE, INC.

(Exact name of registrant as specified in its charter)

Delaware	**52-1166660**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1010 Wayne Avenue
14th Floor
Silver Spring, Maryland 20910
(Address of principal executive offices)

(301) 429-3200
Registrant's telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

o Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

o Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

o Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

o Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 2.02.   Results of Operations and Financial Condition.

The Company also issued a press release setting forth the results for its quarter ended September 30, 2014. A copy of the press release is attached as Exhibit 99.1.

ITEM 9.01.   Financial Statements and Exhibits.

(c) Exhibits

Exhibit Number	Description
99.1	Press release dated November 12, 2014: Radio One, Inc. Reports Third Quarter Results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


RADIO ONE, INC.

/s/ Peter D. Thompson


November 18, 2014


Peter D. Thompson
Chief Financial Officer and Principal
Accounting Officer


NEWS RELEASE

November 12, 2014
FOR IMMEDIATE RELEASE
Washington, DC

Contact: Peter D. Thompson, EVP and CFO
(301) 429-4638

RADIO ONE, INC. REPORTS THIRD QUARTER RESULTS

Washington, DC: - Radio One, Inc. (NASDAQ: ROIAK and ROIA) today reported its results for the quarter ended September 30, 2014. Net revenue was approximately $112.2 million, a decrease of 5.3% from the same period in 2013. Station operating income[1] was approximately $38.6 million, a decrease of 13.8% from the same period in 2013. The Company reported operating income of approximately $19.6 million for the three months ended September 30, 2014, compared to operating income of $21.8 million for the same period in 2013. Net loss was approximately $13.2 million or $0.28 per share for each of the quarters ending September 30, 2014 and 2013.

Alfred C. Liggins, III, Radio One's President and CEO stated, "Our radio business experienced a very soft quarter: we had a perfect storm of weak market revenues and soft ratings in our four largest markets, and political revenues were less than anticipated. We had some ratings challenges in Washington DC, Baltimore and Atlanta in addition to the new competitor in Houston. Management has taken steps to remedy these issues, including a format change in Houston from News to Classic Hip-hop. The initial ratings for our new station, Boom 92, are extremely encouraging, and should mean we reverse the annual $1.5 million of losses that we were incurring on the news format. Outside our top four markets, radio revenues for the third quarter were +1.5% against a flat market. Overall Q4 radio revenue is currently pacing –1.9% and I believe we will have positive momentum going into the new year. Reach Media experienced a similarly weak third quarter, but is performing better in 4th quarter, consistent with the radio division. Both our Internet and Cable Television segments showed improved adjusted EBITDA[2] and margins compared to the prior year."

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RESULTS OF OPERATIONS

STATEMENT OF OPERATIONS	Three Months Ended September 30,		Nine Months Ended September 30,	
	2014	2013	2014	2013
	(unaudited)		(unaudited)	
	(in thousands, except share data)		(in thousands, except share data)	
NET REVENUE	$ 112,171	$ 118,391	$ 331,657	$ 337,105
OPERATING EXPENSES				
Programming and technical, excluding stock-based compensation	36,520	37,176	105,712	100,649
Selling, general and administrative, excluding stock-based compensation	37,006	36,400	111,064	110,143
Corporate selling, general and administrative, excluding stock-based compensation	9,845	9,684	29,284	27,107
Stock-based compensation	61	55	171	145
Depreciation and amortization	9,179	9,571	27,685	28,600
Impairment of long-lived assets	-	3,710	-	14,880
Total operating expenses	92,611	96,596	273,916	281,524
Operating income	19,560	21,795	57,741	55,581
INTEREST INCOME	40	23	174	165
INTEREST EXPENSE	19,350	22,336	60,468	66,811
LOSS ON RETIREMENT OF DEBT	-	-	5,679	-
OTHER (INCOME) EXPENSE, net	(29)	(29)	16	(99)
Income (loss) before provision for income taxes, noncontrolling interest in income of subsidiaries and income from discontinued operations	279	(489)	(8,248)	(10,966)
PROVISION FOR INCOME TAXES	9,037	8,415	26,220	19,798
Net loss from continuing operations	(8,758)	(8,904)	(34,468)	(30,764)
INCOME FROM DISCONTINUED OPERATIONS, net of tax	-	-	-	893
CONSOLIDATED NET LOSS	(8,758)	(8,904)	(34,468)	(29,871)
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	4,462	4,317	14,751	15,670
CONSOLIDATED NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ (13,220)	$ (13,221)	$ (49,219)	$ (45,541)
AMOUNTS ATTRIBUTABLE TO COMMON STOCKHOLDERS				
NET LOSS FROM CONTINUING OPERATIONS	$ (13,220)	$ (13,221)	$ (49,219)	$ (46,434)
INCOME FROM DISCONTINUED OPERATIONS, net of tax	-	-	-	893
CONSOLIDATED NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ (13,220)	$ (13,221)	$ (49,219)	$ (45,541)
Weighted average shares outstanding - basic[3]	47,601,371	47,443,031	47,502,733	48,680,979
Weighted average shares outstanding - diluted[4]	47,601,371	47,443,031	47,502,733	48,680,979

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	Three Months Ended September 30,				Nine Months Ended September 30,			
	2014		2013		2014		2013	
PER SHARE DATA - basic and diluted:	(unaudited)				(unaudited)			
	(in thousands, except per share data)				(in thousands, except per share data)			
Net loss from continuing operations (basic)	$	(0.28)	$	(0.28)	$	(1.04)	$	(0.95)
Income from discontinued operations, net of tax (basic)		0.00		0.00		0.00		0.02
Consolidated net loss attributable to common stockholders (basic)	$	(0.28)	$	(0.28)	$	(1.04)	$	(0.94)*
Net loss from continuing operations (diluted)	$	(0.28)	$	(0.28)	$	(1.04)	$	(0.95)
Income from discontinued operations, net of tax (diluted)		0.00		0.00		0.00		0.02
Consolidated net loss attributable to common stockholders (diluted)	$	(0.28)	$	(0.28)	$	(1.04)	$	(0.94)*
SELECTED OTHER DATA								
Station operating income [1]	$	38,645	$	44,815	$	114,881	$	126,313
Station operating income margin (% of net revenue)		34.5%		37.9%		34.6%		37.5%
Station operating income reconciliation:								
Consolidated net loss attributable to common stockholders	$	(13,220)	$	(13,221)	$	(49,219)	$	(45,541)
Add back non-station operating income items included in consolidated net loss:								
Interest income		(40)		(23)		(174)		(165)
Interest expense		19,350		22,336		60,468		66,811
Provision for income taxes		9,037		8,415		26,220		19,798
Corporate selling, general and administrative expenses		9,845		9,684		29,284		27,107
Stock-based compensation		61		55		171		145
Loss on retirement of debt		-		-		5,679		-
Other (income) expense, net		(29)		(29)		16		(99)
Depreciation and amortization		9,179		9,571		27,685		28,600
Noncontrolling interest in income of subsidiaries		4,462		4,317		14,751		15,670
Impairment of long-lived assets		-		3,710		-		14,880
Income from discontinued operations, net of tax		-		-		-		(893)
Station operating income	$	38,645	$	44,815	$	114,881	$	126,313
Adjusted EBITDA [2]	$	28,800	$	35,131	$	85,597	$	99,206
Adjusted EBITDA reconciliation:								
Consolidated net loss attributable to common stockholders	$	(13,220)	$	(13,221)	$	(49,219)	$	(45,541)
Interest income		(40)		(23)		(174)		(165)
Interest expense		19,350		22,336		60,468		66,811
Provision for income taxes		9,037		8,415		26,220		19,798
Depreciation and amortization		9,179		9,571		27,685		28,600
EBITDA	$	24,306	$	27,078	$	64,980	$	69,503
Stock-based compensation		61		55		171		145
Loss on retirement of debt		-		-		5,679		-
Other (income) expense, net		(29)		(29)		16		(99)
Noncontrolling interest in income of subsidiaries		4,462		4,317		14,751		15,670
Impairment of long-lived assets		-		3,710		-		14,880
Income from discontinued operations, net of tax		-		-		-		(893)
Adjusted EBITDA	$	28,800	$	35,131	$	85,597	$	99,206

*Per share amounts do not add due to rounding

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	September 30, 2014	December 31, 2013
	(unaudited)	
	(in thousands)	
SELECTED BALANCE SHEET DATA:		
Cash and cash equivalents	$ 55,080	$ 56,676
Intangible assets, net	1,127,090	1,147,017
Total assets	1,391,639	1,414,355
Total debt (including current portion)	820,843	815,635
Total liabilities	1,146,834	1,117,381
Total equity	236,252	284,975
Redeemable noncontrolling interest	8,553	11,999
Noncontrolling interest	203,660	207,026

	Current Amount Outstanding	Applicable Interest Rate
	(in thousands)	
SELECTED LEVERAGE DATA:		
Senior bank term debt, net of original issue discount of approximately $2.6 million (subject to variable rates) *(a)*	$ 366,843	7.50%
9.25% senior subordinated notes due February 2020 (fixed rate)	335,000	9.25%
10% Senior Secured TV One Notes due March 2016 (fixed rate)	119,000	10.00%

    (a)   Subject to variable Libor plus a spread that is incorporated into the applicable interest rate set forth above.

Cautionary Note Regarding Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements represent management's current expectations and are based upon information available to Radio One at the time of this release. These forward-looking statements involve known and unknown risks, uncertainties and other factors, some of which are beyond Radio One's control, that may cause the actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially are described in Radio One's reports on Forms 10-K, 10-Q, 8-K and other filings with the Securities and Exchange Commission (the "SEC"). Radio One does not undertake any duty to update any forward-looking statements.

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Net revenue decreased to approximately $112.2 million for the quarter ended September 30, 2014, from approximately $118.4 million for the same period in 2013, a decrease of 5.3%, resulting primarily from declines in our four largest radio markets. Net revenues from our radio broadcasting segment decreased 8.1% for the quarter ended September 30, 2014, versus the same period in 2013. We experienced net revenue growth most significantly in our Charlotte, Dallas and Detroit markets, countered by our Atlanta, Baltimore, Houston, Philadelphia, Richmond, St. Louis and Washington DC markets experiencing the most significant declines. Reach Media's net revenues decreased 19.3% for the quarter ended September 30, 2014, compared to the same period in 2013 due to a mix of customer turnover and lower rates. We recognized approximately $39.5 million of revenue from our cable television segment during the three months ended September 30, 2014, compared to approximately $37.8 million for the same period in 2013, the increase of approximately $1.7 million due primarily from an increase in both affiliate and advertising sales. Finally, net revenues for our internet business decreased 4.9% for the three months ended September 30, 2014, compared to the same period in 2013 due to a decrease in direct revenues.

Operating expenses, excluding depreciation and amortization, stock-based compensation and impairment of long-lived assets, increased to approximately $83.4 million for the quarter ended September 30, 2014, up 0.1% from the approximately $83.3 million incurred for the comparable quarter in 2013.

Depreciation and amortization expense decreased 4.1% to approximately $9.2 million compared to approximately $9.6 million for the quarters ended September 30, 2014 and 2013, respectively. The decrease was due to the completion of amortization for certain intangible assets and the completion of useful lives for certain assets.

There was no impairment of long-lived assets for the three months ended September 30, 2014. Impairment of long-lived assets for the three months ended September 30, 2013, was approximately $3.7 million and related to a non-cash impairment charge recorded to reduce the carrying value of our Cleveland and Boston radio broadcasting licenses.

Interest expense decreased to approximately $19.4 million for the quarter ended September 30, 2014, compared to approximately $22.3 million for the same period in 2013. The primary driver of the decrease in interest expense is the lower interest rate associated with the 2020 Notes, compared to the 2016 Notes which were settled during the first quarter of 2014. The Company made cash interest payments of approximately $26.3 million on all outstanding instruments for the quarter ended September 30, 2014, compared to cash interest payments of approximately $20.9 million for the quarter ended September 30, 2013. Cash interest payments associated with the 2020 Notes began August 15, 2014.

The provision for income taxes for the quarter ended September 30, 2014, was approximately $9.0 million compared to approximately $8.4 million for the comparable period in 2013, primarily attributable to the deferred tax liability ("DTL") for indefinite-lived intangible assets. The increase in tax provision is primarily due to provision to return adjustments. The Company paid $117,000 and $221,000 for income taxes for the quarters ended September 30, 2014 and 2013, respectively.

The increase in noncontrolling interests in income of subsidiaries is due primarily to greater net income generated by TV One during the three months ended September 30, 2014, compared to the 2013 period. Reach Media generated lower net income during the three months ended September 30, 2014, compared to the 2013 period, which partially offset the income generated by TV One.

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Other pertinent financial information includes capital expenditures of approximately $1.3 million for each of the quarters ended September 30, 2014 and 2013, respectively. The Company received dividends from TV One in the amount of approximately $8.9 million and $6.2 million for the quarters ended September 30, 2014 and 2013, respectively. As of September 30, 2014, the Company had total debt (net of cash balances) of approximately $765.8 million. The Company's cash and cash equivalents by segment are as follows: Radio and Internet, approximately $32.7 million; Reach Media, approximately $3.4 million; and Cable Television, approximately $19.0 million. In addition to cash and cash equivalents, the cable television segment also has short-term investments of approximately $2.1 million and long-term investments of $803,000. During the three months ended September 30, 2013, the Company repurchased 512,300 shares of Class D common stock in the amount of approximately $1.2 million and 1,100 shares of Class A common stock in the amount of $3,000. During the nine months ended September 30, 2013, the Company repurchased 2,630,574 shares of Class D common stock in the amount of approximately $5.4 million and 32,669 shares of Class A common stock in the amount of $71,000. There were no stock repurchases made during the three or nine month periods ended September 30, 2014.

Supplemental Financial Information:

For comparative purposes, the following more detailed, unaudited statements of operations for the three and nine months ended September 30, 2014 and 2013 are included. These detailed, unaudited and adjusted statements of operations include certain reclassifications associated with accounting for discontinued operations. These reclassifications had no effect on previously reported net income or loss, or any other previously reported statements of operations, balance sheet or cash flow amounts.

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| | | Three Months Ended September 30, 2014 | | | | |
| | | (in thousands, unaudited) | | | | |
	Consolidated	Radio Broadcasting	Reach Media	Internet	Cable Television	Corporate/ Eliminations/ Other
STATEMENT OF OPERATIONS:						
NET REVENUE	$ 112,171	$ 54,498	$ 13,618	$ 5,822	$ 39,488	$ (1,255)
OPERATING EXPENSES:						
Programming and technical	36,520	11,185	8,018	2,239	16,565	(1,487)
Selling, general and administrative	37,006	21,288	4,088	3,133	8,947	(450)
Corporate selling, general and administrative	9,845	-	1,200	-	1,583	7,062
Stock-based compensation	61	5	-	-	-	56
Depreciation and amortization	9,179	1,241	285	598	6,523	532
Total operating expenses	92,611	33,719	13,591	5,970	33,618	5,713
Operating income (loss)	19,560	20,779	27	(148)	5,870	(6,968)
INTEREST INCOME	40	-	-	-	13	27
INTEREST EXPENSE	19,350	255	-	-	3,039	16,056
OTHER INCOME, net	(29)	-	-	-	-	(29)
Income (loss) before provision for income taxes, noncontrolling interest in income of subsidiaries and income from discontinued operations	279	20,524	27	(148)	2,844	(22,968)
PROVISION FOR INCOME TAXES	9,037	9,014	23	-	-	-
Net (loss) income from continuing operations	(8,758)	11,510	4	(148)	2,844	(22,968)
INCOME FROM DISCONTINUED OPERATIONS, net of tax	-	-	-	-	-	-
CONSOLIDATED NET (LOSS) INCOME	(8,758)	11,510	4	(148)	2,844	(22,968)
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	4,462	-	-	-	-	4,462
NET (LOSS) INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ (13,220)	$ 11,510	$ 4	$ (148)	$ 2,844	$ (27,430)
Adjusted EBITDA[2]	$ 28,800	$ 22,025	$ 312	$ 450	$ 12,393	$ (6,380)

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	Three Months Ended September 30, 2013					
	(in thousands, unaudited)					
	Consolidated	Radio Broadcasting	Reach Media	Internet	Cable Television	Corporate/ Eliminations/ Other
STATEMENT OF OPERATIONS:						
NET REVENUE	$ 118,391	$ 59,281	$ 16,872	$ 6,125	$ 37,786	$ (1,673)
OPERATING EXPENSES:						
Programming and technical	37,176	10,946	8,088	2,160	17,541	(1,559)
Selling, general and administrative	36,400	21,074	4,445	3,948	7,260	(327)
Corporate selling, general and administrative	9,684	-	1,168	-	1,669	6,847
Stock-based compensation	55	14	-	-	-	41
Depreciation and amortization	9,571	1,645	310	588	6,555	473
Impairment of long-lived assets	3,710	3,710	-	-	-	-
Total operating expenses	96,596	37,389	14,011	6,696	33,025	5,475
Operating income (loss)	21,795	21,892	2,861	(571)	4,761	(7,148)
INTEREST INCOME	23	-	-	-	17	6
INTEREST EXPENSE	22,336	303	-	-	3,039	18,994
OTHER INCOME, net	(29)	-	-	-	-	(29)
(Loss) income before provision for income taxes, noncontrolling interest in income of subsidiaries and income from discontinued operations	(489)	21,589	2,861	(571)	1,739	(26,107)
PROVISION FOR INCOME TAXES	8,415	7,387	1,028	-	-	-
Net (loss) income from continuing operations	(8,904)	14,202	1,833	(571)	1,739	(26,107)
INCOME FROM DISCONTINUED OPERATIONS, net of tax	-	-	-	-	-	-
CONSOLIDATED NET (LOSS) INCOME	(8,904)	14,202	1,833	(571)	1,739	(26,107)
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	4,317	-	-	-	-	4,317
NET (LOSS) INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ (13,221)	$ 14,202	$ 1,833	$ (571)	$ 1,739	$ (30,424)
Adjusted EBITDA[2]	$ 35,131	$ 27,261	$ 3,171	$ 17	$ 11,316	$ (6,634)

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| | | Nine Months Ended September 30, 2014 | | | | |
| | | (in thousands, unaudited) | | | | |
	Consolidated	Radio Broadcasting	Reach Media	Internet	Cable Television	Corporate/ Eliminations/ Other
STATEMENT OF OPERATIONS:						
NET REVENUE	$ 331,657	$ 159,906	$ 40,433	$ 18,175	$ 117,166	$ (4,023)
OPERATING EXPENSES:						
Programming and technical	105,712	32,758	23,899	6,949	46,312	(4,206)
Selling, general and administrative	111,064	64,421	12,762	10,468	25,051	(1,638)
Corporate selling, general and administrative	29,284	-	3,566	-	5,532	20,186
Stock-based compensation	171	15	-	-	-	156
Depreciation and amortization	27,685	3,832	862	1,830	19,597	1,564
Total operating expenses	273,916	101,026	41,089	19,247	96,492	16,062
Operating income (loss)	57,741	58,880	(656)	(1,072)	20,674	(20,085)
INTEREST INCOME	174	-	-	-	40	134
INTEREST EXPENSE	60,468	860	-	-	9,117	50,491
LOSS ON RETIREMENT OF DEBT	5,679	-	-	-	-	5,679
OTHER EXPENSE (INCOME), net	16	(1)	-	-	96	(79)
(Loss) income before provision for income taxes, noncontrolling interest in income of subsidiaries and income from discontinued operations	(8,248)	58,021	(656)	(1,072)	11,501	(76,042)
PROVISION FOR INCOME TAXES	26,220	26,174	46	-	-	-
Net (loss) income from continuing operations	(34,468)	31,847	(702)	(1,072)	11,501	(76,042)
INCOME FROM DISCONTINUED OPERATIONS, net of tax	-	-	-	-	-	-
CONSOLIDATED NET (LOSS) INCOME	(34,468)	31,847	(702)	(1,072)	11,501	(76,042)
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	14,751	-	-	-	-	14,751
NET (LOSS) INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ (49,219)	$ 31,847	$ (702)	$ (1,072)	$ 11,501	$ (90,793)
Adjusted EBITDA[2]	$ 85,597	$ 62,727	$ 206	$ 758	$ 40,271	$ (18,365)

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| | | Nine Months Ended September 30, 2013 | | | | |
| | | (in thousands, unaudited) | | | | |
	Consolidated	Radio Broadcasting	Reach Media	Internet	Cable Television	Corporate/ Eliminations/ Other
STATEMENT OF OPERATIONS:						
NET REVENUE	$ 337,105	$ 167,898	$ 44,428	$ 17,612	$ 111,506	$ (4,339)
OPERATING EXPENSES:						
Programming and technical	100,649	32,690	23,003	6,142	42,873	(4,059)
Selling, general and administrative	110,143	63,938	13,762	11,445	21,927	(929)
Corporate selling, general and administrative	27,107	-	3,382	-	5,899	17,826
Stock-based compensation	145	38	-	-	-	107
Depreciation and amortization	28,600	4,720	950	1,902	19,773	1,255
Impairment of long-lived assets	14,880	14,880	-	-	-	-
Total operating expenses	281,524	116,266	41,097	19,489	90,472	14,200
Operating income (loss)	55,581	51,632	3,331	(1,877)	21,034	(18,539)
INTEREST INCOME	165	-	-	-	44	121
INTEREST EXPENSE	66,811	888	-	-	9,117	56,806
OTHER INCOME, net	(99)	(11)	-	-	-	(88)
(Loss) income before provision for income taxes, noncontrolling interest in income of subsidiaries and income from discontinued operations	(10,966)	50,755	3,331	(1,877)	11,961	(75,136)
PROVISION FOR INCOME TAXES	19,798	18,298	1,500	-	-	-
Net (loss) income from continuing operations	(30,764)	32,457	1,831	(1,877)	11,961	(75,136)
INCOME FROM DISCONTINUED OPERATIONS, net of tax	893	893	-	-	-	-
CONSOLIDATED NET (LOSS) INCOME	(29,871)	33,350	1,831	(1,877)	11,961	(75,136)
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	15,670	-	-	-	-	15,670
NET (LOSS) INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ (45,541)	$ 33,350	$ 1,831	$ (1,877)	$ 11,961	$ (90,806)
Adjusted EBITDA[2]	$ 99,206	$ 71,270	$ 4,281	$ 25	$ 40,807	$ (17,177)

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Radio One, Inc. will hold a conference call to discuss its results for third fiscal quarter of 2014. This conference call is scheduled for Wednesday, November 12, 2014 at 10:00 a.m. EST. To participate on this call, U.S. callers may dial toll-free 1-800-288-8967; international callers may dial direct (+1) 612-332-0345.

A replay of the conference call will be available from 12:00 p.m. EST November 12, 2014 until 11:59 p.m. EST November 14, 2014. Callers may access the replay by calling 1-800-475-6701; international callers may dial direct (+1) 320-365-3844. The replay Access Code is 337345. Access to live audio and a replay of the conference call will also be available on Radio One's corporate website at www.radio-one.com. The replay will be made available on the website for seven days after the call.

Radio One, Inc., together with its subsidiaries (http://www.radio-one.com/), is a diversified media company that primarily targets African-American and urban consumers. The Company is one of the nation's largest radio broadcasting companies, currently owning and/or operating 54 broadcast stations located in 16 urban markets in the United States. Through its controlling interest in Reach Media, Inc. (http://www.blackamericaweb.com/), the Company also operates syndicated programming including the Tom Joyner Morning Show, the Rickey Smiley Morning Show, the Yolanda Adams Morning Show, the Russ Parr Morning Show, the DL Hughley Show, Bishop T.D. Jakes' "Empowering Moments", and the Reverend Al Sharpton Show. Beyond its core radio broadcasting franchise, Radio One owns Interactive One (http://www.interactiveone.com/), an online platform serving the African-American community through social content, news, information, and entertainment. Interactive One operates a number of branded sites, including News One, UrbanDaily, HelloBeautiful and social networking websites, including BlackPlanet and MiGente. In addition, the Company owns a controlling interest in TV One, LLC (http://www.tvoneonline.com/), a cable/satellite network programming primarily to African-Americans.

Notes:

1   "Station operating income" consists of net loss before depreciation and amortization, corporate expenses, stock-based compensation, equity in income of affiliated company, income taxes, noncontrolling interest in income (loss) of subsidiaries, interest expense, impairment of long-lived assets, other (income) expense, loss (gain) on retirement of debt, (income) loss from discontinued operations, net of tax, interest income and gain on purchase of affiliated company. Station operating income is not a measure of financial performance under generally accepted accounting principles. Nevertheless station operating income is a significant basis used by our management to measure the operating performance of our stations within the various markets because station operating income provides helpful information about our results of operations apart from expenses associated with our fixed assets and long-lived intangible assets, income taxes, investments, debt financings and retirements, overhead, stock-based compensation, impairment charges, and asset sales. Our measure of station operating income may not be comparable to similarly titled measures of other companies as our definition includes the results of all four segments (Radio Broadcasting, Reach Media, Internet and Cable Television). Station operating income does not purport to represent operating income or cash flow from operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered as an alternative to those measurements as an indicator of our performance. A reconciliation of net income (loss) to station operating income has been provided in this release.

2   "Adjusted EBITDA" consists of net loss plus (1) depreciation, amortization, income taxes, interest expense, noncontrolling interest in income of subsidiaries, impairment of long-lived assets, stock-based compensation, loss on retirement of debt, loss from discontinued operations, net of tax, less (2) equity in income of affiliated company, other income, interest income, gain on retirement of debt and gain on purchase of affiliated company. Net income before interest income, interest expense, income taxes, depreciation and amortization is commonly referred to in our business as "EBITDA." Adjusted EBITDA and EBITDA are not measures of financial performance under generally accepted accounting principles. However, we believe Adjusted EBITDA is often a useful measure of a company's operating performance and is a significant basis used by our management to measure the operating performance of our business because Adjusted EBITDA excludes charges for depreciation, amortization and interest expense that have resulted from our acquisitions and debt financing, our taxes, impairment charges, as well as our equity in (income) loss of our affiliated company, gain on retirements of debt, and any discontinued operations. Accordingly, we believe that Adjusted EBITDA provides useful information about the operating performance of our business, apart from the expenses associated with our fixed assets and long-lived intangible assets, capital structure or the results of our affiliated company. Adjusted EBITDA is frequently used as one of the bases for comparing businesses in our industry, although our measure of Adjusted EBITDA may not be comparable to similarly titled measures of other companies as our definition includes the results of all four segments (Radio Broadcasting, Reach Media, Internet and Cable Television). Adjusted EBITDA and EBITDA do not purport to represent operating income or cash flow from operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered as alternatives to those measurements as an indicator of our performance. A reconciliation of net income (loss) to EBITDA and Adjusted EBITDA has been provided in this release.

3   For the three months ended September 30, 2014 and 2013, Radio One had 47,601,371 and 47,443,031 shares of common stock outstanding on a weighted average basis (basic), respectively. For the nine months ended September 30, 2014 and 2013, Radio One had 47,502,733 and 48,680,979 shares of common stock outstanding on a weighted average basis (basic), respectively.

4   For the three months ended September 30, 2014 and 2013, Radio One had 47,601,371 and 47,443,031 shares of common stock outstanding on a weighted average basis (fully diluted), for outstanding stock options, respectively. For the nine months ended September 30, 2014 and 2013, Radio One had 47,502,733 and 48,680,979 shares of common stock outstanding on a weighted average basis (fully diluted), for outstanding stock options, respectively.